EXHIBIT 99.1

VIZSLA SILVER INTERCEPTS 646 G/T AGEQ OVER 10.00 METRES AT NAPOLEON

NYSE: VZLA    TSX-V: VZLA

VANCOUVER, BC, Aug. 23, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 11 new drillholes targeting the southern extension of the Napoleon Vein, at its 100%-owned flagship Panuco silver-gold project ("Panuco") located in Mexico. The new drill results are centered on the western portion of the district and are part of Vizsla's ongoing 90,000 metre resource infill and expansion/discovery-focused drill program.

Highlights

•	NP-23-388 returned 646 grams per tonne (g/t) silver equivalent (AgEq) over 10.00 metres true width (mTW) (217 g/t silver, 3.03 g/t gold, 1.44 % lead and 5.44 % zinc),
•	including: 3,625 g/t AgEq over 0.95 mTW (1,590 g/t silver, 25.50 g/t gold, 7.28 % lead and 5.80 % zinc),
•	and 1,323 g/t AgEq over 0.78 mTW (159 g/t silver, 0.89 g/t gold, 4.97 % lead and 26.70 % zinc)
•	NP-23-391 returned 1,568 g/t AgEq over 1.90 mTW (908 g/t silver, 7.37 g/t gold, 1.62 % lead and 4.91 % zinc),
•	including: 2,205 g/t AgEq over 0.65 mTW (1,500 g/t silver, 8.96 g/t gold, 2.05 % lead and 3.98 % zinc)
•	And 648 g/t AgEq over 3.20 mTW (559 g/t silver, 1.53 g/t gold, 0.23 % lead and 0.49 % zinc),
•	including: 1,720 g/t AgEq over 0.96 mTW (1,500 g/t silver, 3.89 g/t gold, 0.61 % lead and 1.22 % zinc)
•	NP-23-392 returned 989 g/t AgEq over 2.50 mTW (527 g/t silver, 3.78 g/t gold, 2.13 % lead and 4.98 % zinc),
•	including: 2,465 g/t AgEq over 0.69 mTW (1,500 g/t silver, 9.97 g/t gold, 5.25 % lead and 6.66 % zinc).

"Infill and expansionary drilling targeting the southern extent of Napoleon continues to intersect high silver and gold grades on both the main vein and its overlapping splay structures," commented Michael Konnert, President and CEO. "We have now identified several splay veins branching off the main Napoleon structure located within both the footwall and hanging wall that remain open for future expansion. Most notable is the shallow dipping Hanging Wall 4 structure which returned 646 grams per tonne silver equivalent over ten meters true width and is open down dip. We continue to view the Napoleon Area as a primary target for future resource growth and development. Of the six drill rigs currently turning on the property, infill drilling continues at Napoleon with one rig. In addition to drilling, we are pleased to announce Vizsla has achieved 1.5 million work hours without a lost time incident at Panuco. This is yet another major milestone for the Company and is a testament to the focus and dedication of every Vizsla employee and contractor working on the Project."

Figure 1: Plan map of recent drilling along the Napoleon vein. (CNW Group/Vizsla Silver Corp.)

Details of the Napoleon Southern Extent

Infill and step-out (expansionary) drilling completed to date has led to an improved understanding of the mineralization controls along the Napoleon vein corridor. Observations based on metal zonation and alteration continue to support the interpretation that the corridor is tilted where the southern extent of drilling is at the top of the mineralized horizon, near surface (Figure 5).

Previously reported high-grade gold assay values near surface support the model (see press releases dated December 16, 2021 and March 29, 2022). Infill drilling assay results disclosed in this news release, show additional high-grade silver and gold values on vein splays at the hanging wall of the main Napoleon structure. The vein splays are situated between 25 to 120 metres into the hanging wall and typically contain high lead and zinc concentrations in addition to the precious metal values. Results from recent drilling suggests that the shallow dipping Hanging Wall 4 splay (HW splay 4) remains open down dip to the east (Figure 4). Results from hole NP-23-388 warrant follow up drilling to the east and at depth along Hanging Wall 4 (long section not shown). Vizsla continues working on structural and 3D geologic modelling to design specific drill holes for the exploration of the vein splays (HW splay 2 and HW splay 4).

Figure 2: Longitudinal section of the Napoleon Main Vein with mineral resources along main Napoleon and the overlapping hanging wall splays. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section of the Hanging Wall 2 (HW 2) Vein splay with mineral resources along main Napoleon and the overlapping hanging wall splays. (CNW Group/Vizsla Silver Corp.)

Figure 4: Cross section highlighting recent drill intercepts on Napoleon main and vein splays. (CNW Group/Vizsla Silver Corp.)

Figure 5: Napoleon Vein Corridor Exploration Model Longitudinal Section with pierce points on Napoleon main. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)%		%	(g/t)
NP-23-365A	No significant values									HW 7
NP-23-365A	No significant values									HW 2
NP-23-365A	454.65	455.15	0.5	0.45	178	8.33	0.07	0.17	736	Napoleon
NP-23-365A	No significant values									FW 1
NP-23-365A	496.5	497.5	1	0.85	290	1.71	1.05	1.56	473	FW 2
NP-23-370	346.1	346.65	0.55	0.45	597	0.72	0.02	0.04	606	HW 6
NP-23-370	No significant values									HW 2
NP-23-370	432.05	433.25	1.2	1	349	1.58	0.05	0.13	437	Napoleon
NP-23-374	303.9	306.05	2.15	1.7	90	0.95	0.02	0.03	149	HW 7
NP-23-374	No significant values									HW 2
NP-23-374	527.9	529.25	1.35	1	34	0.32	0.02	0.02	173	Napoleon
NP-23-374	No significant values									FW 2
NP-23-374	585.8	586.25	0.45	0.45	433	2.92	0.83	1.19	667	FW 3
NP-23-378	555	556	1	0.9	1,135	1.29	1.14	4.74	1,348	HW 2
NP-23-378	563.8	569	5.2	4.3	73	1.42	0.46	1.24	223	Napoleon
Includes	566.9	568	1.1	0.91	284	1.92	1.44	3.28	555
NP-23-378	575.9	577.5	1.6	1.1	1,805	16.56	0.2	0.38	2,817	FW 1
Includes	576.5	577.5	1	0.69	2,780	26.1	0.29	0.55	4,376
NP-23-378	588	588.6	0.6	0.46	184	1.48	0.6	15.9	865	FW 2
NP-23-380	317.05	322.45	5.4	4.1	111	0.64	0.01	0.01	147	HW 7
NP-23-380	554.2	555.7	1.5	1.35	551	1.08	1.29	6.23	849	HW 2
NP-23-380	581.25	581.7	0.45	0.4	346	2.21	0.8	4.29	650	Napoleon
NP-23-383	No significant values									HW 7
NP-23-383	616.15	618.1	1.95	1.27	207	2.37	4.43	14.37	1,005	HW 2
Includes	616.8	617.8	1	0.65	270	4.15	8.4	23.2	1,621
NP-23-383	636.25	637	0.75	0.7	154	1.37	1.04	4.21	419	Napoleon
NP-23-386	140.9	141.85	0.95	0.78	218	0.24	0.21	0.43	241	HW 7
NP-23-386	410.35	410.75	0.4	0.3	430	1.59	0.08	0.22	517	HW 2
NP-23-386	414.35	415.6	1.25	0.85	177	0.73	0.11	0.25	226	Napoleon
NP-23-386	536.8	537.25	0.45	0.4	444	10.3	0.46	1.11	1,162	FW 3
NP-23-388	No significant values									HW 5
NP-23-388	426.25	437.8	11.55	10	217	3.03	1.44	5.44	646	HW 4
Includes	434.8	435.9	1.1	0.95	1,590	25.5	7.28	5.8	3,625
Includes	435.9	436.8	0.9	0.78	159	0.89	4.97	26.7	1,323
NP-23-388	556.8	559	2.2	1.95	31	0.59	1.46	6.36	343	HW 2
NP-23-388	No significant values									Napoleon
NP-23-391	No significant values									HW 7
NP-23-391	420.1	424.1	4	3.2	559	1.53	0.23	0.49	648	HW 2
Includes	422.35	423.55	1.2	0.96	1,500	3.89	0.61	1.22	1,720
NP-23-391	No significant values									Napoleon
NP-23-391	483.6	484.85	1.25	1	64	0.72	0.81	0.77	160	FW 1
NP-23-391	526.15	528.2	2.05	1.9	908	7.37	1.62	4.91	1,568	FW 2
Includes	526.15	526.85	0.7	0.65	1,500	8.96	2.05	3.98	2,205
NP-23-392	408.1	410.65	2.55	2.5	527	3.78	2.13	4.98	989	HW 4
Includes	409.25	409.95	0.7	0.69	1,500	9.97	5.25	6.66	2,465
NP-23-392	450.5	451.5	1	0.95	258	1.62	1.95	15.45	967	HW 3
NP-23-392	No significant values									HW 2
NP-23-392	644.6	646.6	2	1.55	40	1.96	0.62	11.4	602	Napoleon
NP-23-393	258.15	259.2	1.05	0.8	204	3.52	1.42	6.52	706	HW 4
NP-23-393	485.35	486.35	1	0.6	65	0.38	1.34	13.85	627	HW 3
NP-23-393	No significant values									Napoleon
Table 1: Downhole drill intersections from the holes completed along the Napoleon main and vein splays. Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-23-365A	403,888	2,586,230	434	270	-49	636.0
NP-23-370	403,891	2,586,232	434	258	-40	534.0
NP-23-374	403,967	2,586,189	467	267	-43	621.0
NP-23-378	403,967	2,586,189	467	268	-52	674.0
NP-23-380	403,967	2,586,189	467	268	-56	702.0
NP-23-383	403,967	2,586,189	467	270	-60	750.0
NP-23-386	403,856	2,586,035	450	271	-60	582.0
NP-23-388	403,849	2,586,432	477	253	-68	705.0
NP-23-391	403,854	2,586,086	449	271	-63	558.0
NP-23-392	403,849	2,586,432	477	270	-61	738.0
NP-23-393	403,683	2,586,973	480	251	-57	582.0
Table 2: Napoleon vein drillhole details. Coordinates in WGS84, Zone 13.

Safety Milestone

Vizsla Silver is proud to report that it has achieved 1.5 million work hours without any lost time incidents at Panuco. The Company commends the safety department, employees, and contractors for their ongoing focus on the safety culture build over the life of the project and ensuring safe work conditions at the work sites.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade and expand the maiden resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla' management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 08:00e 23-AUG-23